BART AND ASSOCIATES, LLC

Attorneys at Law

_____________________________________________________________

January 25, 2013

Via SEC Edgar Submission

Daniel Leslie, Staff Attorney

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Nexus Enterprise Solutions, Inc.

Registration Statement on Form S-1

Filed November 8, 2012

File No. 333-184832

Dear Mr. Leslie:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1:  We note the disclosure on the registration cover page that you are an “emerging growth company”, you will not receive any proceeds and there is no current market for your securities.  Please move this disclosure to your prospectus cover page.

Answer to Comment 1:  This change has been made and the disclosures listed in Comment 1 have been moved to the prospectus cover page.

Registration statement cover page

Comment 2:  You refer to your state of incorporation as Wyoming, however, the Articles of Incorporation you have filed as Exhibit 3.1 to this registration statement reflect your state of incorporation as Florida.  Please revise or advise.  If you filed an amendment to your articles of incorporation to reflect a change in your state of incorporation, which your disclosure on page II-3 regarding your business combination with MutuaLoan Corporation seems to suggest, please file the amendment as an exhibit to your registration statement, consistent with Item 601(b)(3) of Regulation S-K.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880       E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 25, 2013

Answer to Comment 2:  The Articles of Merger, as filed with the State of Wyoming have been attached as Exhibit 3.1 to the amended registration statement.  The Articles of Merger show that after the merger, the surviving entity remained incorporated in Wyoming and changed its name to Nexus Enterprise Solutions, Inc.

Prospectus Cover Page, Page II-1

Comment 3:  We note your indication that there is “very little trading activity” for your common stock.  However elsewhere such as on the registration statement facing page and page II-25, you state that you have no market for your securities.  Please revise to remove the quoted language as it appears to be inconsistent with your disclosure elsewhere.

Answer to Comment 3:  The language on the cover page has been changed to reflect the accurate statement that there is currently no market for the Company’s securities.

Comment 4: We note the disclosure in the first paragraph of the prospectus on page II-1 that the initial offering price of $.25 “was the most recent price paid for the shares.”  We note, however, the disclosure on pages II-10 and II-14 that the offering price was “determined arbitrarily” and “does not bear any relationship to…established criteria for validating a company.”  Please revise your disclosure to reconcile these seemingly contradictory statements.

Answer to Comment 4:  This correction has been made.  The language in the first paragraph of the prospectus has been corrected to reflect the accurate language in the remainder of the disclosure statement.

Comment 5: You indicate that you are currently generating revenue, however if you are going to include this statement on your cover page, you should balance this disclosure with the fact that you also have recurring losses from operations and that your auditors have raised questions about your ability to continue as a going concern.  Please revise.

Answer to Comment 5:  This revision has been made to the third paragraph of the prospectus cover page.

Comment 6:  We note the reference in the penultimate paragraph on page II-1 to the risk factors section “beginning on page 8”.  We note, however, that the risk factors section begins on what appears to be page II-6.  Please revise the disclosure in the areas mentioned in this comment and as needed throughout the registration statement to provide consistent pagination and page references.

Answer to Comment 6:  The changes have been made to reflect the correct page references.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 25, 2013

Table of Contents, page II-2

Comment 7:  We note the table of contents located on page II-2.  Please revise the table of contents to show the page number of the various sections or subsections of the prospectus.  Please see Item 502(a) of Regulation S-K.

Answer to Comment 7:  This correction has been made to the table of contents.

Summary of Prospectus, Page II-3

General Information about Our Company, page II-3

Comment 8:  We note the use of the terms “consumer-facing brands”, disintermediation” and “verticals” in various locations throughout the registration statement, including in this section.  Please revise the registration statement to either define or remove these terms.  Refer to Rule 421(d)(2)(v) of Regulation C.

Answer to Comment 8:  The terms “consumer-facing brands”, “disintermediation” and “verticals” have been removed from the registration statement to allow for easier understanding of the Company’s business by potential investors.

Comment 9:  Please provide support for your statement that you “are a lead generating company that produces very high quality leads” and tell us how you are able to assess the quality of your leads.

Answer to Comment 9:  The language referencing “very high quality leads” has been removed to allow for a more objective explanation of the Company’s business and services.

Risk Factors, page II-6

Comment 10:  Your risk factor on page II-11 refers to an offer price of $.20.  Please revise to provide an offer price of $.25, if true, and revise to comply with the comment below regarding consistency in dilution disclosure.

Answer to Comment 10:  The offering price has been corrected and now lists the correct offering price of $0.25.

Dilution of the Price you Pay for your shares, II-16

Comment 11:  Please ensure that your dilution discussion is consistent.  In this regard, the numbers you present here differ from those you present in the risk factor on page II-11.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 25, 2013

Answer to Comment 11:  The dilution information has been revised and is now consistent throughout the registration statement.

Selling Shareholders, page II-16

Comment 12:  Under an appropriate subheading, please briefly describe the transactions pursuant to which the selling shareholders acquired their shares.

Answer to Comment 12:  All of the transactions that resulted in the issuance of shares to the selling shareholders have been added to the disclosure statement under the heading “Acquisition of Shares by Selling Shareholders”.

Comment 13:  Disclose, by footnote or otherwise, the natural person(s) who control Halabu, LLC, JPC Capital, LLC, Sadore Consulting Group, Stellamoon, Inc. and TMG Interactive, LLC.  If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.  Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Answer to Comment 13:  The natural person(s) who control the entities listed in Comment 12 have been disclosed by footnote.  None of the entities are public entities, majority-owned subsidiaries of public entities or registered investment companies.

Comment 14:  Tell us whether any of the selling security holders is either a broker-dealer or an affiliate of a broker-dealer within the meaning of Rule 405.  In this regard, we note your disclosure on page II-17 that “[n]one of the selling shareholders who are affiliates of broker-dealers, other than initial purchasers in private transactions…”  Also tell us whether any of the selling security holders is affiliated with the company in any way.  We may have further comments.

Answer to Comment 14:  The selling security holders who are affiliates of the Company are Adam Wasserman, Cliste Consulting (owned by Maureen Morgan Bokzam), Maureen Morgan Bokzam, John Limansky and Jason Foster.  The only selling security holder who is an affiliate of a broker dealer is David Halbu, who controls Halabu, LLC.  However, he is an affiliate of a broker/dealer that is not acting as a broker/dealer for Nexus Enterprise Solutions, Inc.

Plan of Distribution, page II-16

Comment 15:  You refer to the ability of the shareholders to sell in private transactions before your shares are quoted on the OTCBB and yet your prospectus cover page indicates that shareholders will sell shares in the open market before your shares are quoted on the OTCBB.  Please revise for consistency.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 25, 2013

Answer to Comment 15:  This discrepancy has been resolved and the language regarding open market transactions has been revised to provide consistency.

Description of Securities, page II-18

Comment 16:  You indicate here that you have 500,000,000 shares of common stock authorized for issuance, however, the articles of incorporation you have filed as Exhibit 3.1 indicates that you have 50,000,000 shares.  Please advise or revise.

Answer to Comment 16:  Exhibit Number 3.1 to the amended registration statement, which has been provided in response to Comment 2 lists the post merger authorized shares of the Company as 500,000,000.  This document was filed with the State of Wyoming as part of the merger and name change.

Description of Business, page II-19

Comment 17:  Please revise the disclosure to provide a description of the company’s target customers.  In doing so, please clarify the difference between your customers and your customer’s customers because your disclosure on page II-3 refers to “customers”, “clients” and “buyers”.

Answer to Comment 17:  The clarification requested in Comment 17 has been provided in the Description of Business as well as on the Prospectus Cover Page.  Also, the Description of Business has been revised to be more clearly and easily understood by potential investors.

Revenue Model and Distribution methods of the products or services, page II-23

Comment 18:  We note the discussion of two sources of the company’s revenue under this heading.  We further note that the “second source” of the company’s revenue is a “fee for service options.”  However, the disclosure does not appear to mention the first source of revenue as such nor describe a first source of revenue.  Please revise the disclosure to describe the first source of revenue including detail sufficient to understand how the source creates revenue.

Answer to Comment 18:  This section has been revised to refer to the revenue generated through the Company’s lead generation services as a whole, rather than splitting the revenue generation into separate methods.  The Company sells its services for a fee, which is more accurate as one service rather than two.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 25, 2013

Competition, competitive position in the industry and methods of competition, page II-23

Comment 19:  You indicate here that you “see very little competition for your business model,” however, on page II-9 you mention the lack of barriers to entry, which would seem to indicate that you currently have or could have many competitors.  Also, considering the many companies that currently provide lead generation services, it is unclear to us how your particular business model is sufficiently unique such that competition is minimal.  Please revise or advise.

Answer to Comment 19:  The language in the Competition section has been revised to provide a more detailed description of why the Company’s services are unique, even among industry competitors.  While the risk factor mentioned in Comment 19 discusses the possibility that the business model could be copied due to a lack of intellectual property protection, the Company believes that the manner in which it provides its services is more advanced and therefore better than what is being provided by its competitors.

Patents and Trademarks, page II-24

Comment 20:  We note that you refer to your “proprietary lead generation systems” on page II-3 and your intent to create and operate “a platform which will create a new method for facilitating” the purchases and sales of leads on page II-22.  Disclose here whether you have sought or intend to seek protection for such proprietary systems.  In this regard, your disclosure seems to be limited to your brand name.

Answer to Comment 20:  The language requested in Comment 20 has been added to the Patent and Trademarks Section.

Research and Development Activities, page II-24

Comment 21:  You indicate here that you do not plan to spend any further funds on research and development and yet on page II-22 you state that you intend to create and operate a “platform which will create a new method for facilitating” the purchases and sales of leads.  Please reconcile these two disclosures.

Answer to Comment 21:  Language has been added to the Research and Development Activities Section to reconcile the issue raised in Comment 21.

Employees and Employment Agreements, page II-24

Comment 22:  Although you state that you have an employment agreement with John Limansky dated June 7, 2011, we note that your inception date is June 13, 2011.  Please

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 25, 2013

tell us how you entered into an employment agreement prior to your inception.  We also note that the agreement is with Nexus Enterprise Solutions, Inc.  Please explain how Nexus Enterprise Solutions, Inc. entered into an agreement on June 13, 2011 given that the name change to Nexus Enterprise Solutions, Inc. was not completed until the September 16, 2011 business combination.

Answer to Comment 22:  Nexus Enterprise Solutions, Inc, which was a private Florida company prior to the merger with Mutualoan, was incorporated on June 6, 2011.  The Employment Agreement with John Limanksy was executed with the private entity, prior to the merger that was effective on June 16, 2011 and filed with the State of Wyoming on September 16, 2011.

Management’s Discussion and Analysis, page II-26

Results of Operations, page II-26

Comment 23:  Please elaborate upon this discussion to explain how much of your revenues is derived from each of the two separate sources of revenue that you discuss elsewhere in your prospectus.

Answer to Comment 23:  The answer to Comment 18 has resolved the issue of the “two sources” of business.  The Company feels that it is more accurate to explain its services as one line of business.  This results in one source of revenue generation, which is a fee paid by the Company’s customers for lead generation services.

Comment 24:  We note the amount of consulting fees you have historically expensed, the fact that such fees constituted a significant portion of your operating expenses and, as a result, your overall net loss.  You state here that you expect your net losses to decrease as your operating expenses decrease.  Please elaborate upon your historical dependence upon consultants to explain how you utilized them.  Please disclose whether you expect your dependence upon consultants to continue, especially in light of your indication elsewhere that you plan to grow your business.

Answer to Comment 24:  This disclosure has been revised to discuss the Company’s historical use of consultants, as well as the reasons that the Company believes that its dependence on consultants will decrease over time.

Comment 25:  In the last paragraph in this section you state “Other than the shares offered by this prospectus, no other source of capital has been identified or sought.”  Given that this is a selling shareholder offering and you will receive no proceeds from the offering, we are unclear why you state that the shares offered by this prospectus are a source of capital for you.  Please explain what is meant by this sentence or revise it as necessary.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 25, 2013

Answer to Comment 25:  The sentence referenced in Comment 25 has been removed in its entirety.

Directors, Executive Officers, Promoters and Control Persons, page II-29

Comment 26:  Please elaborate upon this discussion to provide the business experience of each director and executive officer for the past five years, pursuant to Item 401(e) of Regulation S-K.  We note that you indicate the employment history of certain of your officers and directors, however, the applicable time period of such employment is unclear.

Answer to Comment 26:  The business experience for each officer and director during the past five years has been revised to include specific time periods.

Comment 27:  Please provide the disclosure with respect to Item 401(g) of Regulation S-K, considering Adam Wasserman appears to be a promoter and/or control person of yours.  Please ensure that you have also complied with Item 404(c) Regulation S-K.

Answer to Comment 27:  Mr. Wasserman is not, and has never been a promoter or control person of Nexus Enterprise Solutions, Inc.  Mr. Wasserman is an affiliate of the Company due to the percentage of common shares that he beneficially owns, but he is not and has never been a promoter for the Company and has never had control over, or been under the control of the Company.

Executive Compensation, page II-30

Comment 28:  We note the disclosure that “the company does not have any employment contracts” with any of its officers or directors other than Mr. Limansky.  However, we note the disclosure on page II-33 that Ms. Bokzam is employed by the company as vice president and Mr. Foster is employed by the company as Chief Executive Officer.  Additionally, we note the disclosure that the company paid Ms. Bokzam $60,000 for her services in 2011.  Please revise the registration statement to disclose the material terms of the agreements or arrangements, whether written or unwritten, under which Ms. Bokzam and Mr. Foster are employed and compensated as applicable.  Please see Item 402(o)(1) of Regulation S-K.

Answer to Comment 28: The Section titled “Employment Agreements” has been revised to disclose the oral agreements between the Company, Mr. Foster and Mrs. Bokzam.

Comment 29:  We note that you have provided the number of shares issued to Mr. Limansky pursuant to his employment agreement, however, you are required to provide the aggregate grant date fair value, pursuant to Item 402(n)(2)(v) of Regulation S-K.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 25, 2013

Answer to Comment 29:  The value of the shares issued to John Limansky has been included in the Executive Compensation paragraph. The table has been revised in the Amended Registration Statement to state the aggregate grant date fair value with a footnote to describe the transaction.

Financial Statements, page II-36

Comment 30:  Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X as of the date of your filing.

Answer to Comment 30: The financial statements and notes to the financial statements for the period ended September 30, 2012 have been included with this Amended Registration Statement.

Report of Independent Registered Public Accounting Firm, page II-37

Comment 31:  Please have your independent registered public accounting firm revise its audit report to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) rather than in accordance with the auditing standards generally accepted in the United States of America.  Please be advised that the reference to the standards of the PCOAB should not be limited to “auditing standards” since the filing of a registration statement that has not yet become effective qualifies you as an issuer.  Refer to PCAOB Auditing Standard No. 1 and SEC Release 34-49707.

Answer to Comment 31: The audit report has been corrected by our independent registered public accounting firm in this Amended Registration Statement.

Statement of Stockholders’ Deficit, page II-40

Comment 32:  Although the first line of your statement of stockholders’ deficit indicates that your inception date is June 1, 2011, it appears that the inception date is June 13, 2011.  Please correct this apparent inconsistency.

Answer to Comment 32:  This change has been made and the date has been corrected to June 6, 2011 throughout the Registration Statement.  June 6, 2011 is the date on which the articles of incorporation for Nexus Florida (accounting acquirer in the reverse merger) were filed with the State of Florida, which is listed in Exhibit 3.1 to the initial registration statement.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 25, 2013

Notes to the Financial Statements, page II-42

Comment 33:  We note on page II-24 within your employees and employment agreements section that compensation to be earned by John Limansky is 200,000 shares of common stock per year.  Please tell us how you account for Mr. Limansky’s compensation and how often shares are issued to him.  In doing so, tell us how often you record Mr. Limansky’s compensation charge and how it is recorded.

Answer to Comment 33: Mr. Limansky is awarded 200,000 common shares per year under the terms of his employment agreement starting on June 16, 2011. The implied service period for each award is one year. The Company accounts for these awards under FASB ASC 718 whereby stock-based awards to employees are valued on the grant date and recognized over the requisite service period. Note 4 to the financials for the nine months ended September 30, 2012 discloses the terms of these awards.

The first award took place on June 16, 2011 and those 200,000 shares were valued at $4,000 on that date. The $4,000 was expensed over the one year service period from June 16, 2011 through June 15, 2012. During the period ended December 31, 2011, no expense was recorded as the amount was nominal and considered immaterial ($2,170). The full $4,000 was recognized during fiscal 2012.

The second award took place on June 16, 2012 and those 200,000 shares were valued at $50,000 on that date. The $50,000 is being expensed over the service period of one year from June 16, 2012 through June 15, 2013. During the nine months ended September 30, 2012, $14,521 was expensed. The remaining $35,479 will be expensed through June 15, 2013.

Comment 34:  Please disclose the types of costs that are included in your cost of sales and general and administrative line items.

Answer to Comment 34:  This information has been included in Note 1 to the financial statements.

Comment 35:  We note your disclosure on page II-27 that you “incurred considerable costs” related to the issuance of shares of your common stock to consultants.  Please tell us and disclose how you account for equity instruments issued to other than employees.  In particular, please tell us the dates you use to measure the fair market value of your equity instrument issuances and the periods you use to recognize the related expense.  Please demonstrate how your accounting policies are in accordance with FASB ASC 505-50.

Answer to Comment 35: The Company follows ASC 718 to account for stock-based compensation to employees and follows ASC 505-50 to account for stock-based compensation to nonemployees. Equity instruments issued to other than employees are valued at the earlier of a commitment date or upon completion of the services. The fair value is recognized as expense over the period in which the services are provided. The

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 25, 2013

fair value is determined using the closing price of the Company’s common stock. As there was no trading of the Company’s common stock during the periods covered by this report, the fair value of the common stock was estimated based upon the price at which common shares were previously sold to third parties. The Company has amended Note 1 to its financial statements include this policy in the Amended Registration Statement.

Note 1 – Summary of Significant Accounting Policies, page II-42

Nature of Business, page II-42

Comment 36:  We note the discussion of your business combination on September 16, 2011 where Mutualoan, Inc. (“Mutualoan”) entered into a business combination with Nexus Business Solution, Inc. (“Nexus Florida”) which you accounted for as a reverse acquisition where Mutualoan is the surviving entity for legal purposes and Nexus is the surviving entity for accounting purposes. Please provide us with additional information regarding the details of this transaction, including the nature of the parties involved, how you accounted for the transaction and the basis for your accounting and financial statement presentation. Please describe these matters to us in detail. In doing so, please address the following:

•

Please identify for us the accounting target/legal acquirer and the accounting acquirer/legal target in this transaction. While your disclosure indicates that “Nexus” or Nexus Enterprise Solutions, Inc. is the accounting acquirer, it does not appear that Nexus Enterprise Solutions, Inc. can be the accounting acquirer. If you intended to state that the accounting acquirer is Nexus Florida, please revise your disclosure.

•

Please provide us with more information regarding Nexus Florida before the business combination, such as where and when Nexus Florida was incorporated, a description of the business that Nexus Florida engaged in, whether it was a shell company or an operating company generating revenues and who owned, controlled and managed Nexus Florida.

•

Please provide us with more information on Mutualoan before the business combination, including a description of the business that Mutualoan engaged in, whether it was a shell company or an operating company generating revenues and who owned, controlled and managed Mutualoan.

•

Please tell us whether you accounted for the September 16, 2011 business combination as a reverse merger using purchase accounting or accounted for it as a reverse merger recapitalization. Please be detailed in your response and provide the basis for your accounting, including any guidance used to support your treatment.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 25, 2013

•

Please tell us why the historical financial statements are presented with an inception date of June 13, 2011.

•

Please provide a detailed analysis under ASC 805-40 and ASC 805-10-55-12 through 55-15 supporting your determination of the accounting acquirer. In doing so, please tell us what consideration was exchanged in the transaction.

•

Please provide all the disclosures required by ASC 805-10-50 or tell us why you believe they are not required.

•

Please tell us why you did not provide financial statements of the accounting acquiree under Rule 8-04 of Regulation S-X or provide any predecessor financial statements. If you do not believe such financial statements are required, please provide a detailed explanation and analysis as to why you believe these financial statements are not required. Please note that the financial information of a registrant’s predecessor, as defined in Rule 405 of Regulation C, is required for all periods before succession, with no lapse in audited periods or omission of other information required about the registrant. Although your financial statements have an inception date of June 13, 2011, we note your disclosure on page II-3 that Nexus was incorporated in 1995.

Answer to Comment 36: This answer has been broken down into paragraphs (a) through (h), which correspond to the bullet points listed above:

(a):  Nexus Florida was the accounting acquirer/legal target with respect to the reverse merger with Mutualoan.  The accounting target/legal acquirer is Mutualoan. This revised language has been added to the amended registration statement.

(b):  Nexus Florida was incorporated on June 6, 2011 in the state of Florida. The inception date throughout the report has been revised to state June 6, 2011 (see Exhibit 3.1).  Nexus Florida was an operating company generating revenue, and was controlled and managed by Maureen Morgan (Maureen Morgan Bokzam’s maiden name). There was no predecessor company to Nexus Florida.  Nexus Florida was an operating company that had contracts with several companies who desired to purchase leads from Nexus Florida.  Nexus Florida was also building the infrastructure and platform that it now uses in its lead generation business.

(c): Prior to the merger with Nexus Florida, Mutualoan was a shell company not generating any revenues.  Mutualoan was controlled and managed by Brian Tompakov.

(d):  The June 16, 2011 business combination (filed with the state of Wyoming on September 16, 2011) was accounted for as a reverse merger recapitalization. Nexus

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

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January 25, 2013

Florida (accounting acquirer) was an operating company generating revenue that was originally incorporated in the state of Florida on June 6, 2011. There was no predecessor entity to Nexus Florida. Mutualoan (accounting target) was a shell company not generating revenue originally incorporated in the state of Wyoming on October 19, 1995. Nexus Florida was deemed to be the accounting acquirer. The historical financial statements of Mutualoan were replaced with the historical financial statements of Nexus Florida. The accounting acquirer was identified following FASB ASC 805-10 and the transaction was accounted for as a reverse merger recapitalization following FASB ASC 805-40.

(e): The historical financial statements have been revised to show an inception date of June 6, 2011 because this is the incorporation date of Nexus Florida. The previous date shown of June 13, 2011 was included in error. Nexus Florida is deemed to be the accounting acquirer. Accordingly, under reverse merger recapitalization accounting, the historical financial statements presented are those of Nexus Florida. There was no predecessor entity to Nexus Florida. That is why the historical financial statements begin on the inception date of Nexus Florida.

(f):  Based upon an analysis under FASB ASC 805-40 and ASC 805-10, Nexus Florida was determined to be the accounting acquirer due mainly to the following key points:  1) The original owners of Nexus Florida retained control of the combined entity, 2) There exists no large minority voting interest in the combined entity, 3) The original owners of Nexus Florida determined the Board of Directors of the combined entity, 4) The original management of Nexus Florida dominates the management of the combined entity, and 5) The relative size of Nexus Florida was significantly larger than Mutualoan. Finally, Nexus Florida had operations and was generating revenue, while Mutualoan did not have assets and was not generating revenue.

The consideration that was exchanged as part of the merger transaction was as follows:  the shareholders of Nexus Florida received an aggregate of 9 million common shares of the combined entity in exchange for their shares of Nexus Florida.  The shareholders of Mutualoan retained the 151,679 shares already held in the combined entity.  Subsequent to the share exchange, the combined entity had an aggregate of 9,151,679 common shares outstanding, which was comprised of the exchanged shares as well as the retained shares.

(g):  Note 1 to the audited financial statements in the Form S-1 now discloses the required information under FASB ASC 805-10-50, specifically the following: 1) the name and a description of the acquirer (Nexus Florida), 2) the acquisition date of June 16, 2011 (filed with the state of Wyoming on September 16, 2011), 3) the percentage of equity voting interest acquired, and 3) a description of how the acquirer obtained control of the acquiree, which was through a share exchange.

(h):  Financial statements of the accounting acquiree (Mutualoan) are not required under Rule 8-04 of Regulation S-X. Mutualoan was a shell company with no operations and the acquisition was accounted for as a reverse merger recapitalization under FASB ASC 805-40. The historical financial statements of the accounting acquiree (Mutualoan) were

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 25, 2013

replaced with the historical financial statements of the accounting acquirer (Nexus Florida).

Predecessor financials are not included under Rule 405 of Regulation C because there was no predecessor company to Nexus Florida. Nexus Florida is the accounting acquirer and it was formed on June 6, 2011. The disclosure on page II-3 that states Nexus was incorporated in 1995 is referring to the incorporation date of Mutualoan (the accounting acquiree).

Revenue Recognition, page II-43

Comment 37:  You state that you earn a fee for providing referrals to insurance providers and you recognize the fee as revenue upon acceptance of the referral by the insurance provider. We note your disclosure starting on page II-19 which states that your primary service is lead generation for customers. We further note that you have a second source of revenue which is your fee for service option. We have the following comments:

•

The first full paragraph on page II-23 states that you allow accredited brokers to sell their leads through your system. Please tell us how you account for these transactions and the amount of revenue recorded from sales associated with accredited brokers. In doing so, please tell us whether you record these revenues gross or net and explain the reasons for your determination. Refer to ASC 605-45.

•

Please disclose a revenue recognition policy for your fee service option and, for each period presented, tell us how much revenue is generated from sales of leads and how much is generated from your fee for service. Also, you state on page II-23 that you are currently back logged with the amount of companies looking to buy and sell leads to you, your carriers and agencies and that you get compensated on the buy and sell side of the transaction. Please clarify whether the back log is for your fee for service option or your lead generation revenue. Also, please explain describe how you are compensated on the buy and sell side of the transaction and how you recognize revenue for these transactions.

•

Please provide us with an example of a lead generation arrangement and a fee for service option arrangement. For each, provide us with a description of the agreement and tell us how and when you recognize revenue. When describing each agreement, please ensure that you tell us the length of a contract, the specific services provided, the output you provide to the customers, payment terms and how acceptance by the customer is measured.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 25, 2013

Answer to Comment 37: Please see paragraphs (a) through (c) below, which correspond to the three bullet points listed in Comment 37:

(a):   The revenues from the sale of leads is accounted for on a gross basis. Nexus purchases leads from its suppliers (or generates them through its lead generation methods) and must pay for them whether or not they are sold. Nexus then sells those leads to its customers. Based upon FASB ASC 605-45, the key points used to determine that gross reporting is appropriate include the following: 1) Nexus is the primary obligor in the arrangement. Nexus is responsible for the acceptability of the leads purchased by the customer and must issue returns for any unacceptable leads. Revenue is presented net of returns and allowances., 2) Nexus has general inventory risk in that it purchases and owns the leads prior to their sale., 3) Nexus has latitude in establishing the sales price for the leads that it owns., 4) Nexus has discretion in supplier selection. and 5) Nexus has credit risk for the amounts billed to its customers. It must pay its supplier for the leads whether or not the customer pays Nexus.

Nexus records the fees received from this service net of returns and allowances.  The revenue is generated by a customer of the Company purchasing our lead generation services, which includes the leads received by the Company from an accredited broker.  The revenue equals what the customer pays for each lead and the cost of goods sold represents the portion paid to acquire the leads.

(b):  The “second source of revenue” language has been removed from the registration statement as it was ambiguous based on the actual business model of the Company.  The Company derives revenue from one source, which is selling its lead generation services to its customers.  Each customer requires a different level of services depending on its specific lead generation needs, but the same principal applies to each of the Company’s customers, which is selling the lead generation services for a fee.

(c):  An example of the arrangement by which the Company generates revenue is as follows:  A customer of the Company would be in need of certain leads.  Nexus either purchases groups of leads from an accredited broker or uses its lead generation methods to obtain a group of leads.  Nexus then resells these leads to its customer.  This is the revenue generation model for the company; it sells leads to its customers.  There are not two separate forms of revenue generation as was previously stated in error in the initial registration statement.  The company generates all of its revenue by providing leads to its customers, and that service can involve several types of lead generation methods depending on the specific needs and requests of each customer.  In a typical contract, the term would be for a period of one year, with payment under the contract being either net 15 days or net 30 days.  Each customer has an option to accept or deny any lead at its discretion.  The customer is given a review period during which they can view each lead.  At the end of the review period, the customer must accept or reject each lead.

All of the information described above has been reflected in the amended disclosure statement to provide more accurate information to potential investors.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 25, 2013

Note 5 – Shareholder’s Equity, page II-44

Comment 38: Although your disclosure states that the reverse merger occurred on June 16, 2011, footnote 1 indicates that it occurred on September 16, 2011. Please correct this apparent inconsistency.

Answer to Comment 38: This revision has been made throughout the document, with the date of the merger being correctly reflected as having an effective date of June 16, 2011, although the merger documents were filed with the State of Wyoming on September 16, 2011.

Interim Financial Statements, page II-45

Comment 39:  Please apply the comments on your annual financial statements to your interim financial statements, where applicable.

Answer to Comment 39: The changes identified in the Comments above have been included in the Company’s interim financial statements.

Recent sales of unregistered securities, page II-51

Comment 40:  We note the disclosure of numerous sales of unregistered securities and the statement that "these securities were issued in reliance upon an exemption provided by Regulation S." Please revise the disclosure to state the facts relied upon to make the exemption under Regulation S available. Please see Item 701(e) of Regulation S-K. In the event that securities were sold under other exemptions, please revise the disclosure to state those exemptions.

Answer to Comment 40:  The incorrect Regulation S language has been removed and replaced with the correct Regulation that was relied upon for the exempt sale of the securities.

Comment 41:  For each transaction you describe here, please state the aggregate offering price or, for securities sold otherwise than for cash, state the aggregate amount of consideration received by the registrant, consistent with Item 701(c) of Regulation S-K. In this regard, it is unclear to us the per share price that was utilized in several of the issuances of shares made in 2012. As a related matter, please tell us why you issued shares in January and March of 2012 at a per share prices in the range of $.22 to $.25 but also issued shares at per share prices around the same time at $.02 and $.03 to entities that are affiliated with your officers, directors or significant shareholders.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 25, 2013

Answer to Comment 41: All of the items listed in the Recent Sales of Unregistered Securities section include a price per share if they were issued pursuant to a purchase with the Company, or they list the aggregate amount received by the Company if the shares were issued pursuant to the conversion of a note or notes.  There are two items that do not have a price per share or aggregate amount of cash received by the Company listed in the item itself, due to the fact that those shares were issued for services rendered, not for any type of monetary compensation received by the Company.  The reason that certain shares were issued at a discounted price to entities or individuals affiliated with the Company’s officers, directors or significant shareholders is due to an oral agreement with the initial investors of the Company.  As added incentive for the significant shareholders to invest their personal funds, the Company allowed each investor’s family members to purchase shares at the same price as the initial investor for a period of nine months.  The total purchase amount allowed by family members, in aggregate, was capped as not to allow substantial amounts of shares to be purchased.

Undertakings, page II-52

Comment 42: Please revise the disclosure to add the undertakings required by Item 512(b)(6) of Regulation S-K.

Answer to Comment 42: The responsibilities in the Undertakings Section have been addressed in the amended S-1 and will continue to be addressed on all applicable filings.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for Nexus Enterprise Solutions, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com